                                                               Page 1 of 5 pages



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                                 SUNSOURCE INC.
--------------------------------------------------------------------------------


                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    867948101
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               Norman V. Edmonson
                              3000 One Logan Square
                             Philadelphia, PA 19103
                                  215-282-1290
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 October 1, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                               Page 2 of 5 pages
_______________________________________________________________________________

CUSIP No.    867948101                                            SCHEDULE 13D
_______________________________________________________________________________

    1      NAME OF REPORTING PERSONS
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                Norman V. Edmonson
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
                00
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OR ORGANIZATION
                U.S.
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |   440,729
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |   -0-
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |   440,729
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |   -0-
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         440,729
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                6.9%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                IN
______________________________________________________________________________

                                                               Page 3 of 5 pages

CUSIP No.    867948101                                            SCHEDULE 13D
_______________________________________________________________________________

    1      NAME OF REPORTING PERSONS
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                Norved Corp.
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
                00
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OR ORGANIZATION
                Delaware
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |   438,454
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |   -0-
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |   438,454
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |   -0-
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         438,454
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                6.8%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                CO
______________________________________________________________________________

                                                               Page 4 of 5 pages

Item 1. Security and Issuer.

         Common Stock, par value $0.01 per share, of SunSource Inc., 3000 One Logan Square, Philadelphia, PA 19103.

Item 2. Identity and Background.

          (a) This statement is filed by Norman V. Edmonson ("Edmonson") and Norved Corp. ("Norved"), a Delaware corporation. Edmonson is President, director and controlling stockholder of Norved.

          (b) The business address of Edmonson is 3000 One Logan Square, Philadelphia, PA 19103.

               The business address of Norved is 501 Silverside Road, Suite 17, Wilmington, DE 19809.

          (c) Edmonson is Executive Vice President, SunSource Inc., 3000 One Logan Square, Philadelphia, PA 19103. The principal business of Norved is investments.

          (d) During the last five years, neither Edmonson nor Norved has been convicted in a criminal proceeding.

          (e) During the last five years, neither Edmonson nor Norved has been a party to a civil proceeding the result of which was or is to enjoin future violations of, or prohibit or mandate activities subject to, federal or state securities laws or a civil proceeding finding any violation with respect to such laws.

          (f) Edmonson is a United States citizen. Norved is a Delaware corporation.

Item 3. Source and Amount of Funds or Other Consideration.

         The consideration used by Edmonson in acquiring the shares of Common Stock of SunSource Inc. was 9,100 Class B limited partnership interests of SunSource L.P. The consideration used by Norved was 1,291,816 Class B limited partnership interests of SunSource L.P. and a 25% limited partnership interest in SDI Partners I, L.P.


Item 4. Purpose of Transaction.

         Securities of the Issuer beneficially owned by the Reporting Persons as set forth herein were received upon the conversion of SunSource L.P. to corporate form. The Reporting Persons do not at this time have any plans or proposals with respect to the issuer as described in Item 4(a)-(j) of Schedule 13D. Subject to availability, price and applicable laws and regulations, the Reporting Persons may purchase additional shares of Common Stock of the Issuer or may sell or otherwise dispose of any or all of such securities now owned or hereafter acquired on such terms and at such prices as he or it may from time to time determine.


Item 5. Interest in Securities of the Issuer.

          (a) As of October 1, 1997, Edmonson beneficially owned 440,729 shares of Common Stock, constituting approximately 6.9% of the outstanding shares of Common Stock and Norved beneficially owned 438,454 shares of Common Stock, constituting approximately 6.8% of the outstanding shares of Common Stock.

          (b) The Reporting Persons have sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, the Common Stock beneficially owned by him or it and described herein.

          (c) The Reporting Persons acquired the shares of Common Stock described in Item 5(a) on October 1, 1997 pursuant to the transaction described in Item 4.

          (d)  Not applicable.

          (e)  Not applicable.

                                                               Page 5 of 5 pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        None.

Item 7. Material to Be Filed as Exhibits.

        None.

                                    SIGNATURE


                  After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.






Date:  October 6, 1997                     /s/ Norman V. Edmonson
                                           ----------------------------------
                                           Norman V. Edmonson

                                           NORVED CORP.



                                           By: /s/ Norman V. Edmonson
                                               ------------------------------
                                                   Norman V. Edmonson
                                                   President